Exhibit 99.1

AKANDA CORP. ANNOUNCES CLOSING OF SHARE EXCHANGE WITH FIRST TOWERS AND FIBER CORP.

First Towers develops, constructs and owns telecommunications infrastructure in Mexico

Akanda Reaffirms its Continued Focus on the Growth of its Pre-Revenue Canadian Farming Property in British Columbia, at which the Company Plans to Develop THC and CBD Facilities

Toronto, Ontario, August 22, 2025 (Newsfile) - Akanda Corp. (“Akanda” or the “Company”) (NASDAQ: AKAN) today announced that it consummated the transactions pursuant to the Share Exchange Agreement, dated March 5, 2025 and as amended to date, with First Towers & Fiber Corp., pursuant to which all of the common shares of First Towers have been acquired by Akanda and in exchange, Akanda will issue to all but one of the former First Towers shareholders a combination of its convertible Class A Special Shares and convertible Class B Special Shares, as, if and when Akanda receives post-closing shareholder approval to issue the Class A Special Shares and Class B Special Shares. In addition, Akanda is issuing a 24-month promissory note to one former First Towers shareholder equal to the value of its First Towers shares acquired by Akanda, and is assuming the existing indebtedness and other liabilities of First Towers.

As a result of the closing, which was effective on August 21, 2025 but dated as of August 19, 2025, First Towers became a wholly owned subsidiary of the Company (the “Transaction”).

Akanda did not issue any of its common shares as of the closing of the Transaction, as originally contemplated by the Share Exchange Agreement. The Class A Special Shares expected to be issued to the former First Towers shareholders, which would be convertible into no more than 19.9% of Akanda’s common shares issued and outstanding at closing, may only be issued after it receives requisite shareholder approval, which is being sought at its upcoming August 29, 2025 Special Meeting of Shareholders. Akanda intends to hold a second special meeting of shareholders to seek approval for the issuance of the Class B Special Shares as part of the Transaction, which are expected to be convertible into the remaining common shares otherwise issuable to the former First Towers shareholders pursuant to the terms of the Share Exchange Agreement.

The Company expects that at the closing of the Transaction, its common shares will continue to be listed on the Nasdaq Capital Market under AKAN.

Other Information

Additional information about the closing of the Transaction, including amendments to the Share Exchange Agreement, will be provided in a Report on Form 6-K to be filed by Akanda with the U.S. Securities and Exchange Commission and available at www.sec.gov.

Reaffirmation of Existing Akanda Business

The Company reaffirms its commitment to continue its focus on the growth of its pre-revenue Canadian farming property in British Columbia, at which the Company plans to develop THC and CBD facilities. To date, the Company has not yet cultivated any product from this land.

Forward-Looking Statements

This press release contains “forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future, including but not limited to, post-closing obligations of the Company with respect to the Transaction.

Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) risks that could adversely affect the combined company or the expected benefits of the Transaction or that the approval of the stockholders of the Company to authorize and issue the Class A Special Shares and Class B Special Shares, or to approve the Transaction, is not obtained; (iii) failure to realize the anticipated benefits of the Transaction; (iv) the limited operating history of each of the Company and First Towers; (v) the ability of each of the Company and First Towers to grow and manage its growth effectively; (vi) the ability of the combined company to execute their business plans; (vii) estimates of the size of the markets for the combined company’s products and services; (viii) the rate and degree of market acceptance of the combined company’s products and services; (ix) the Company’s ability to identify and integrate acquisitions; (x) future investments in technology and operations; (xi) potential litigation involving the combined company; (xii) risks relating to the uncertainty of the projected financial information with respect to First Towers; (xiii) the effects of competition on the combined company’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for the combined company’s products and services; (xvii) the ability to meet Nasdaq’s listing standards following the consummation of the Transaction; (xviii) the ability the combined company to issue equity or equity-linked securities in connection with the Transaction or in the future; and (xix) such other risks and uncertainties as are discussed in the Company’s Annual Report on Form 20-F filed with the SEC or in other documents the Company files from time to time with the SEC. Other factors include the possibility that the Company fails to receive required security holder approvals, or the failure of other post-closing conditions. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this press release, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although the Company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in the Company’s reports and statements filed from time-to-time with the Securities and Exchange Commission.